

December 23, 2013

Via E-mail
Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. De C.V.
Avenida Tecnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

    Re: Industrias Bachoco, S.A.B De C.V.
            Form 20-F for the year ended December 31, 2012
            Filed April 30, 2013
            File No. 001-33030

Dear Mr. Salazar Ferrer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

ITEM 5. Operating and Financial Review and Prospects, page 29
Operating Results, page 31

1. Please revise your discussion within operating results to include a description of the significant components (e.g. salaries, depreciation, rent, etc.) included within cost of sales and selling, general and administrative expenses pursuant to Item 5A of Form 20-F.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

2. We note the captions foreign exchange loss on loans and currency translation effect within operating activities and financing activities, respectively. Please explain the underlying nature of each and how you determined the amounts to be classified within operating versus financing activities.

Notes to the financial statements

(3) Significant accounting policies, page F-10
(f) Biological assets, page F-17

3. We note from your disclosure when the fair value cannot be reliably, verifiably and objectively determined, the assets are valued at production cost less accumulated depreciation and any cumulative loss. Please tell us and revise your disclosure to indicate the period over which such assets are depreciated and where depreciation related to such biological assets is recorded within your statements of operations. If such amounts are not classified within cost of sales, please explain why. We note that you recognized depreciation related to biological assets of $771,262 and $861,339 during December 31, 2011 and 2012, respectively. Please tell us where such amounts are included in your statements of operations and cash flows as it is not apparent from the current disclosures included in your Form 20-F.

Form 6-K filed July 9, 2013

4. We note the acquisition of Morris Hatchery during July 2013, however, we note no disclosure of the acquisition in your 2013 third quarter earnings release in your Form 6-K filed October 24, 2013. In this regard, please tell us the consideration exchanged for the acquisition of Morris Hatchery, the accounting treatment for the transaction within your financial statements and the price allocation reflecting the assets acquired liabilities assumed, and any goodwill recognized.

Form 6-K filed September 3, 2013

5. We note your change in independent auditors on September 3, 2013. We remind you that pursuant to Item 16F of Form 20-F you are required to provide the disclosures regarding the change in independent accountants as part of your next annual report on Form 20-F or any registration statement. Please confirm your understanding of the matter in your next response to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/Linda Cvrkel

Linda Cvrkel
Branch Chief